ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

29 September 2023

NOVONIX Announces Participation in October Investor Events

BRISBANE, Australia, September 29, 2023 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that members of the executive team are scheduled to participate in the following upcoming investor events in October 2023:

•
NOVONIX Business Update Webcast to be held October 5th, 2023 at 8:30 am AEDT (Sydney) (October 4th at 5:30 pm EDT (New York));
•
ShareCafe "Hidden Gems” webinar on October 11th at 12:30 pm AEDT (Sydney);
•
OTC Small Cap Growth Virtual Investor Conference on October 12th, 2023 at 11:00 am EDT (New York); and
•
Citi Australia and New Zealand Investment Conference in which NOVONIX will participate virtually, the morning of October 13th, 2023 AEDT (Sydney).

NOVONIX management will be available to host one-on-one and group investor meetings during the Citi Conference. Presentation materials and webcast links will be available prior to each event on the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA